Rule 424(b)(3)
                                             Registration No. 333-42755

                         PRICING SUPPLEMENT NO. 47
                     TO PROSPECTUS DATED January 9, 1998
                      (As supplemented January 12, 1998)

                          IBM CREDIT CORPORATION

                            MEDIUM-TERM NOTES
                           (Floating Rate Note)

                (Due from 9 months to 30 years from date of issue )

Designation:  Floating Rate            Original Issue Date:
Medium-Term Notes Due                  October 21, 1998
October 21, 1999


Principal Amount:  $100,000,000        Maturity Date:
                                       October 21, 1999

Issue Price (as a percentage of        Regular Record Dates:
 Principal Amount):  100.00%           Fifteenth calendar day, whether
                                       or not a Business Day prior to
                                       the corresponding Interest
Interest Rate Base: LIBOR (3 Month)    Payment Date.


Spread: Minus 3.5 basis points         Interest Reset Dates:
(0.035%)                               Each Interest Payment Date
                                       (other than the Maturity Date)
Initial Interest Rate:  5.165%


Interest Payment Dates:  January 21,   Interest Reset Period: Quarterly
1999, April 21, 1999, July 21, 1999,
and the Maturity Date.                 Interest Determination Dates: Second
                                       London Banking Day preceding each
                                       Interest Reset Date.
Commission or Discount (as a
percentage of Principal Amount):0.00%

Index Maturity:  3 months              Designated LIBOR Page:
                                       Telerate Page 3750


CUSIP:  449 22L 7D2                    Redemption Provision:  N/A


Form: [X] Book-Entry
      [ ] Certified




     This is a Pricing Supplement. It adds to, or 'supplements' the description of the Notes referred to in the accompanying Prospectus Supplement and Prospectus. It provides specific pricing and other information prudent investors want to know about the Notes. The Pricing Supplement also amends the Prospectus Supplement and Prospectus to the extent its terms differ from those already described in the Prospectus Supplement and Prospectus.


                                 INTEREST

     The Notes will bear interest at a rate which is reset on the Interest Reset Dates which have been listed above. The interest rate in effect from the Original Issue Date to the first Interest Reset Date for the Notes will be the Initial Interest Rate. Thereafter, the interest rate per annum on the Notes for each Interest Reset Period will be determined at the rate for Three (3) Month LIBOR MINUS a Spread of three and one-half basis points (0.035%).

     Interest on the Notes will be calculated based on the actual number of days elapsed over a year of 360 days. The Calculation Agent for the Notes will be The Chase Manhattan Bank.

     If any Interest Payment Date or any Interest Reset Date would otherwise be a day that is not a Business Day, such date will be postponed to the next day that is a Business Day. However, if that day falls in the next calendar month, the Interest Payment Date or Interest Reset Date will be advanced to the first day before that day which is a Business Day.

     A "Business Day" means any day on which commercial banks and foreign exchange markets settle payments in The City of New York, and is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market (a 'London Banking Day').

     We have capitalized other terms in this document. If they were not defined specifically here, those terms have the same meanings we have already given to them in the Prospectus Supplement and Prospectus.


                           PLAN OF DISTRIBUTION

      We are selling the Notes to Chase Securities Inc. We will be receiving 100% of the Principal Amount on the Original Issue Date. In turn, Chae Securities Inc. will be reselling the Notes to one or more investors at varying prices, which prices may be dependent on market conditions.



Dated:  October 16, 1998